EXHIBIT 4.3

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TERMS AND CONDITIONS OF THE NOKIA PERFORMANCE SHARE PLAN 2011
1.	Purpose and Scope of the Plan
The purpose of the Nokia Performance Share Plan 2011 is to direct the focus of the Participants on long-term financial performance as well as share price appreciation, thus promoting long-term financial success of the Company and align the interest of the Participants with those of the shareholders as well as to retain Nokia employees on a long-term basis, to promote employees’ long-term commitment and to compensate them for Nokia Group’s performance measured on a long-term basis. To accomplish these objectives, the Company may grant eligible Nokia employees Performance Shares under this Plan.

The Plan is tied directly to the performance of Nokia Group. For the purposes of this Plan, performance is measured through net sales growth and profitability. The compensation to the employees under the Plan becomes payable and the financial benefits of the Plan materialize only if either or both of the pre-determined performance levels, measured by Average Annual Net Sales Growth and Average Annual Earnings Per Share (EPS), are achieved by the end of the Performance Period.

Under the Plan, a maximum of 14 000 000 Performance Shares may be granted, which may result in the settlement of 28 000 000 Shares at the maximum performance level. The Board determines the general guidelines under the Plan and approves the grants of Performance Shares to eligible employees within its authority. Grants of Performance Shares under these terms and conditions may be made between January 27, 2011 and December 31, 2011, inclusive.
2.	Definitions
Average Annual Net Sales Growth: Average Annual Net Sales Growth is an average of the annual net sales growth rates in the consolidated profit and loss accounts for Nokia Group (non-IFRS) during the Performance Period.

Average Annual EPS: Average Annual EPS (diluted, non-IFRS) is an average of the annual earnings per share in the consolidated profit and loss accounts for Nokia Group (non-IFRS) during the Performance Period.

Board: The Board of Directors of the Company.

Company: Nokia Corporation

Grant Amount: The number of Performance Shares granted to a Participant.

Maximum Number: The number of Performance Shares to be settled if the maximum performance is achieved with respect to both of the performance criteria as defined under paragraph 4.2. The Maximum Number equals two times the Grant Amount. One half of the Maximum Number is tied to Average Annual EPS and one half of the Maximum Number is tied to Average Annual Net Sales Growth.

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Nokia: The Company together with its subsidiaries. Under this Plan, Nokia Siemens Networks B.V. and its subsidiaries are not considered to belong to Nokia.

Nokia Group: The Company, together with the companies over which the Company effectively exercises control and which are included in the consolidated financial statements of the Company, including Nokia Siemens Networks B.V. and its subsidiaries.

Participant: Employee of Nokia who has received a grant of Performance Shares under the Plan.

Performance Share/Shares: Each Performance Share represents a right to receive a certain number of Shares or their cash equivalent upon settlement, subject to the fulfillment of the conditions under paragraph 4, and provided that no other restriction related to these terms and conditions is applicable.

Performance Period: The three fiscal years starting on January 1, 2011 and ending on December 31, 2013.

Plan: Performance Share Plan 2011 of the Company.

Settlement Date: A banking day in Helsinki, Finland falling as soon as practicable after the end of the Performance Period, as determined by the Company.

Share/Shares: The Company’s ordinary shares. The terms and conditions applicable to Shares shall apply to their cash equivalent used for settlement, as applicable.

Threshold Number: The number of Performance Shares to be settled, if the threshold performance is achieved with respect to one performance criterion as defined under paragraph 4.2. Each Threshold Number equals one quarter (1/4) of the Grant Amount. One Threshold Number is tied to Average Annual EPS, and another is tied to Average Annual Net Sales Growth.
3.	Grant of Performance Shares
At grant, each Participant will receive a Grant Amount of Performance Shares. The Company will notify each Participant of the grant.

As a precondition for a valid grant, the Participant must be employed by Nokia at the time of the grant.

The Participant may be required to give the Company such authorizations and consents, as the Company deems necessary in order to administer the Plan.

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4.	Financial Performance Criteria

4.1	General Principles
Measurement of the performance during the Performance Period will be based on Nokia Group’s consolidated profit and loss accounts (non-IFRS) as of December 31, 2011, 2012 and 2013 compared to Nokia Group’s pre-established performance level defined herein under section 4.2.

The two pre-determined financial performance criteria under the Plan are Average Annual Net Sales Growth and Average Annual EPS. Average Annual Net Sales Growth is calculated as an average of the net sales growth rates for the years 2011 through 2013. Average Annual EPS is calculated as an average of the annual earnings per share for the years 2011 through 2013.
4.2.	Threshold Performance and Maximum Performance
Threshold (i.e. minimum) performance levels and maximum performance levels are defined for each performance criterion as follows:

(a)	Average Annual Net Sales Growth during the Performance Period: 2.5% (threshold) and 10% (maximum); and

(b)	Average Annual EPS: Average Annual EPS during the Performance Period: EUR 0.50 (threshold) and EUR 1.10 (maximum).

The number of Performance Shares to be settled, if any, is determined independently with respect to Average Annual Net Sales Growth and to Average Annual EPS.

If the threshold performance for neither of the two performance criteria is reached, no settlement will take place.

If the threshold performance level is achieved in respect of a performance criterion, the Threshold Number of Performance Shares will be settled.

To the extent the threshold performance level is exceeded in respect of a performance criterion, the number of Performance Shares to be settled will increase from the Threshold Number up to the Maximum Number following a predetermined linear scale based on actual financial performance achieved.

The total number of Performance Shares to be settled, if any, may not exceed two times the Grant Amount.

The following table summarizes each performance criterion:

Performance	Threshold	Maximum	Potential range of
Criterion	Performance	Performance	Settlement
Average Annual EPS during Jan. 1, 2011 — Dec 31, 2013 (diluted, non-IFRS)	EUR 0.50	EUR 1.10	Zero, or from minimum level (Threshold Number) to up to maximum level (4 x Threshold Number)

Average Annual Net Sales growth during Jan. 1, 2011 — Dec. 31, 2013 (non-IFRS)	2.5%	10%	Zero, or from minimum level (Threshold Number) up to maximum level (4 x Threshold Number )

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5.	Measurement and Calculation of Payout
The measurement of Nokia Group’s performance shall be made after the end of the Performance Period and approved by the Personnel Committee of the Company’s Board of Directors. Based on this measurement, the number of Performance Shares to be settled as Shares or the equivalent amount of cash shall be calculated.

The Company shall carry out the measurement and calculation in its sole discretion.

The calculation of the number of Performance Shares to be settled shall not result in fractional Shares. The number of Shares shall be rounded to the nearest whole Share.
6.	Settlement
On the Settlement Date, the Company will complete the settlement by transferring the applicable number of Shares or their cash equivalent to the Participant’s book-entry, brokerage or other bank account, as applicable, provided that the Participant has complied with these terms and conditions and performed all necessary actions to enable the Company to instruct the settlement. If the Participant has not performed all necessary actions to enable the Company to instruct the settlement, the Company may, in its sole discretion, sell the Shares on behalf of the Participant and remit the proceeds to the Participant.

The Settlement Date cannot be earlier than the first banking day immediately following the day of the announcement of the Company’s annual results for the fiscal year 2013.

The Company may, in its sole discretion, use for the settlement of Performance Shares one or more of the following: newly issued Shares, the Company’s own existing Shares (treasury Shares), Shares purchased from the open market, or, in lieu of Shares, cash settlement.

The Participants shall not be entitled to any dividend or have any voting rights or any other shareholder rights until and unless the Shares have been transferred to the Participant and, in case of new Shares issued by the Company, until the Shares have been entered to the Trade Register.
7.	Changes in Employment
If the employment of the Participant with Nokia terminates prior to the end of the Performance Period by the reason of retirement, permanent disability (as defined by the Company in its sole discretion) or death, the Participant retains the right to settlement. In case of death of the Participant prior to the end of the Performance

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Period, the Company has the right to settle the Performance Shares at the Grant Amount prior to the end of the Performance Period. If made, such special settlement will constitute full and final settlement of that Performance Share grant.

If the employment of the Participant with Nokia terminates prior to the end of the Performance Period for any other reason than those mentioned above, the Company is entitled to redeem the Performance Shares from the Participant without consideration, in which case the Participant shall not be entitled to any settlement under the Plan.

In cases of voluntary and/or statutory leave of absence of the Participant, the Company has the right to prorate the settlement.
8.	Terms of Employment
The grant or settlement of Performance Shares does not constitute a term or a condition of the Participant’s employment contract with Nokia under applicable local laws. The Performance Shares, Shares or their cash equivalent under the Plan do not form a part of the Participant’s salary or benefit of any kind.
9.	Taxes and other Obligations
The Participants are personally responsible for all taxes and social security charges associated with the Performance Share grants and Shares delivered upon settlement. This includes responsibility for any and all tax liabilities in multiple countries, if the Participant has resided in more than one country during the Performance Period. The Participants are advised to consult their own financial and tax advisers (at their own expense) before accepting the grant in order to verify their tax position.

The Participants are also personally responsible for any potential charges debited by financial institutions in connection with the settlement of the Performance Shares or any subsequent transactions related to the Shares.

Pursuant to applicable laws, the Company is or may be required or may deem it appropriate to withhold taxes, social security charges or fulfill employment related and other obligations upon grant or settlement of Performance Shares, or when the Shares are disposed of by the Participants. The Company shall have the right to determine how such collection, withholding or other measures will be arranged or carried out, including but not limited to a settlement of a net amount remaining after the completion of such measures or a potential sale of the Shares on behalf of the Participants for the completion of such measures.
10.	Breach of these Terms and Conditions
The Participant shall comply with these terms and conditions, as well as any instructions given by the Company regarding the Plan from time to time. If the Participant breaches these terms and conditions and/or any instructions given by the Company, the Company may in its discretion, at any time prior to settlement, rescind the grant of Performance Shares.

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11.	Validity of these Terms and Conditions
These terms and conditions shall become valid and effective upon the approval by the Board. The Board may, in its absolute discretion, at any time amend, modify or terminate these terms and conditions.

Such action by the Board may also, as in each case is determined by the Board affect the Performance Shares that are then outstanding, but not settled.
12.	Administration
The Plan shall be administered by the Company in accordance with the general guidelines approved by the Board. The Company has the authority to interpret these terms and conditions, approve such other rules and procedures and take such other measures, as it deems necessary or appropriate for the administration of the Plan. Such action may also affect the Performance Share grants that are then outstanding, but not settled.

The Company has the right to determine the practical manner of administration and settlement of the Performance Shares, including but not limited to the acquisition, issuance, sale, and transfer of the Shares or their cash equivalent to the Participant. Furthermore, the Company has the right to require from the Participant the submission of such information or contribution that is necessary for the administration and settlement of the Performance Share grants.
13. Rights of Participants in certain Cases
13.1 Should the Annual General Meeting in accordance with the proposal of the Board decide, prior to the settlement of the Performance Shares, to distribute a special dividend constituting a deviation from the customary dividend policy of the Company, the Board will decide if and how the Participants will be compensated for the special dividend. Such distribution of special dividend can include, but is not limited to, a distribution of assets from reserves of unrestricted equity or distribution of share capital to the shareholders. The Board will specify in its proposal for the dividend whether the dividend, or a part of it, shall be considered a special dividend.

13.2 Should the Company, prior to the settlement of the Performance Shares, issue new shares, stock options or other special rights to all shareholders, the Board will in its sole discretion decide what the rights of the Participants will be in such cases.

13.3 The Company’s decision to cancel existing shares held by the Company prior to the settlement of the Performance Shares will not affect the settlement of Performance Shares nor the number of Performance Shares to be settled.

13.4. Should the Company, during the Performance Period, be placed into liquidation, the Company has the right to settle the Performance Shares at the Grant Amount within such time period as resolved by the Board. Notwithstanding any other provisions in these terms and conditions, should the Company, prior to the settlement of the Performance Shares, be deregistered from the Trade Register, the Participants shall not have any right to settlement.

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13.5. Should the Company, during the Performance Period, resolve to merge with another existing company or merge with a company to be formed, or should the Company resolve to be demerged, the Company has the right to settle the Performance Shares at the Grant Amount prior to the merger or demerger or to convert the Performance Shares into similar equity rights issued by the other company on such terms and within such a time period, as resolved by the Board. Notwithstanding any other provisions in these terms and conditions, following the closing of the merger or demerger, the Participants shall have no right to settlement under this Plan. The same also applies to a merger, in which the Company takes part, and whereby the Company registers itself as a European Company (Societas Europae) in another member state in the European Economic Area or, if the Company after registering itself into a European Company registers a transfer of its domicile into another member state.

13.6. Should the Company, during the Performance Period, make a resolution to acquire its own shares through a tender offer to all the shareholders, the Company shall make an equal offer to the Participants in respect of Performance Shares to settle the Performance Shares at the Grant Amount. If the Company acquires or redeems its own shares in any other manner, or if the Company acquires stock options or other special rights entitling to shares, no measures will need to be taken in relation to this Plan.

13.7. Should during the Performance Period a tender offer regarding all shares and stock options issued by the Company be made or should a shareholder under the Articles of Association of the Company or the Finnish Securities Markets Act have the obligation to redeem the shares from the Company’s other shareholders, or to redeem the stock options, or should a shareholder have under the Finnish Companies Act the right and obligation to redeem the shares from the Company’s other shareholders, then the Company has the right to settle the Performance Shares at the Grant Amount prior to the tender offer or the offer to redeem the shares, as resolved by the Board.

Should a shareholder under the Finnish Companies Act have the right to redeem the shares from the Company’s other shareholders, the Company has the right, during the Performance Period, to settle the Performance Shares at the Grant Amount prior to the redemption, as resolved by the Board, after which the Participants’ obligation to transfer all of their shares will be subject to the Finnish Companies Act.

The Board may, however, in any of the situations resolved in this section 13.7, also give the Participants an opportunity to convert their Performance Shares into equity-based incentives issued by another company on such terms and within such time period prior to the completion of the tender offer or redemption, as resolved by the Board.

13.8. Should the Company during the Performance Period be delisted from NASDAQ OMX Helsinki or its successors, the Company has the right to settle the Performance Shares at the Grant Amount prior to the delisting and make other amendments to these terms and conditions as resolved by the Board.

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14.	The Recoupment of Equity Gains in the Event of Certain Restatements
Under the Nokia Policy on the recoupment of equity gains (“Nokia Policy”), as amended from time to time, in the event of certain restatements, if any of the Company’s financial statements are required to be restated as a result of fraud or intentional misconduct, the Board may, in its discretion and at any time, resolve to recover or require reimbursement of all or a portion of any gains realized in accordance with the terms and conditions set forth in the Nokia Policy.
15.	Governing Law and Settlement of Disputes
These terms and conditions are governed by Finnish laws. Disputes arising out of these terms and conditions shall be settled by arbitration in Helsinki, Finland, in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce.
16.	Processing of personal data
The Company has the right to transfer globally within Nokia and/or to an agent of Nokia any of the personal data required for the administration of the Plan and the settlement of the Performance Shares. The personal data may be administered and processed by the Company or its authorized agent in the future. The Participant is entitled to request access to data referring to the Participant’s person, held by the Company or its agent and to request amendment or deletion of such data in accordance with applicable laws, statutes or regulations. In order to exercise these rights, the Participant must contact Nokia Legal and Intellectual Property, in Espoo, Finland.

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SUPPLEMENT TO THE GRANT OF PERFORMANCE SHARES UNDER
THE NOKIA PERFORMANCE SHARE PLAN 2011 IN USA
Amendments to the Nokia Performance Share Plan 2011
For purposes of Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Nokia Performance Share Plan 2011 (“Plan”) is amended, effective as of March 25, 2011, by adding the following “Code Section 409A Schedule” to the Plan.
“Code Section 409A Schedule”
Notwithstanding anything in the terms and conditions of the Plan (“Plan Rules”) to the contrary, effective as of March 25, 2011, the Plan Rules are amended as set forth in this Code Section 409A Schedule in order to avoid adverse or unintended tax consequences to Participants under Section 409A of the Code, and the applicable rules and regulations thereunder. The provisions of this Code Section 409A Schedule shall apply to granted Performance Shares that are, or could potentially be, subject to Section 409A of the Code, and shall supersede the other Plan Rules to the extent necessary to eliminate inconsistencies between this Code Section 409A Schedule and such other Plan Rules.
     1. The Settlement Date shall be the first banking day immediately following the day of the announcement of the Company’s annual results for the fiscal year 2013.
     2. In cases of voluntary and/or statutory leave of absence of the Participant, the length of which exceeds the threshold determined for the relevant type of leave in the applicable human resources policy at the time of the leave, the Company will prorate and settle the Participant’s Performance Shares on the Settlement Date.
     3. In the event that the Participant’s employment terminates by reason of retirement or permanent disability prior to the end of the Performance Period, the Participant will retain the right to settlement of the Performance Shares on the Settlement Date. In the event that a Participant’s employment terminates due to death, the Company will settle the Participant’s Performance Shares at the Grant Amount in the second month of the calendar quarter following the date of the Participant’s death.
     4. The following provisions amend Section 13 of the Terms and Conditions of the Nokia Performance Share Plan 2011 (the “Terms and Conditions”), which is attached as Appendix C to the Legal Document for the 2011 Nokia Performance Share Plan:
a)	Should the Company distribute a special dividend constituting a deviation from the Company’s customary dividend policy as contemplated by Section 13.1 of the Terms and Conditions, to the extent that Participants receive the dividend, the dividend will be paid to Participants after the end of the Performance Period on the Settlement Date.
b)	In the event that during the Performance Period the Company is liquidated as contemplated by Section 13.4 of the Terms and Conditions, the Company will settle the Participant’s Performance Shares at the Grant Amount prior to the end of the calendar year that includes the Settlement Date.
c)	With respect to the transactions contemplated by Sections 13.5 and 13.7 of the Terms and Conditions, if during the Performance Period the Company experiences a change in the ownership or effective control of a corporation,

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or a change in the ownership of a substantial portion of the assets of the corporation, that constitutes a change-in-control event under Section 1.409A-3(i)(5) of the U.S. Income Tax Regulations, or any successor provision (a “409A Change in Control Event”), the Company will either (i) convert the Performance Shares into similar equity or equity-based cash rights issued by the surviving corporation or its parent within 30 days of the 409A Change in Control Event or (ii) settle the Performance Shares at the Grant Amount within 30 days prior to the 409A Change in Control Event. If during the Performance Period the Company engages in a transaction as contemplated by Section 13.5 or 13.7 of the Terms and Conditions that does not constitute a 409A Change in Control Event, the Performance Shares shall be settled in accordance with their terms.
d)	If prior to the settlement of the Performance Shares the Company makes a resolution to acquire its own Shares through a tender offer to all the shareholders under Section 13.6 of the Terms and Conditions, the Company will exchange the Participant’s Performance Shares at the Grant Amount for a right to receive a cash payment to be paid out after the end of the Performance Period on the Settlement Date.
e)	In the event that during the Performance Period the Company is delisted from NASDAQ OMX Helsinki or its successors as contemplated by Section 13.8 of the Terms and Conditions, the Company will exchange the Participant’s Performance Shares at the Grant Amount for a right to receive a cash payment to be paid out after the end of the Performance Period on the Settlement Date.
     5. If any Plan Rule or grant document contravenes any regulations or guidance promulgated under Section 409A of the Code or could cause any granted Performance Shares to be subject to taxes, interest or penalties under Section 409A of the Code, the Company may, in its sole discretion and without the Participant’s consent, modify the Plan Rules or grant documents to: (i) comply with, or avoid being subject to, Section 409A of the Code, (ii) avoid the incurrence of additional taxes, interest or penalties under Section 409A of the Code, and (iii) maintain, to the maximum extent practicable, the original intent of the applicable Plan Rule or provision without contravening the provisions of Section 409A of the Code.
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Except as set forth herein, the Nokia Performance Share Plan 2011 remains in full force and effect.